# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Core Scientific, Inc., CIK 0001839341
CUSIP: 21874A106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 838 WALKER ROAD, SUITE 21-2105, DOVER, Delaware (DE), 19904
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000935836-26-000075
Filed by CIK 0001452689

## Reporting persons
- Valiant Capital Management, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,956,009; sole dispositive power 0; shared dispositive power 16,956,009; aggregate amount beneficially owned 16,956,009 (5.3% of the class)
  Comment: Percentage calculated based on 321,340,441 shares of Common Stock outstanding as of July 23, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2026.
- Valiant Capital Management, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,956,009; sole dispositive power 0; shared dispositive power 16,956,009; aggregate amount beneficially owned 16,956,009 (5.3% of the class)
  Comment: Percentage calculated based on 321,340,441 shares of Common Stock outstanding as of July 23, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2026.
- Christopher R. Hansen: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,956,009; sole dispositive power 0; shared dispositive power 16,956,009; aggregate amount beneficially owned 16,956,009 (5.3% of the class)
  Comment: Percentage calculated based on 321,340,441 shares of Common Stock outstanding as of July 23, 2026, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2026.

## Item 1. Issuer
Name of issuer: Core Scientific, Inc.
Address of issuer's principal executive offices: 838 Walker Road, Suite 21-2105, Dover, DE 19904

## Item 2. Person Filing
Name of person filing:
Valiant Capital Management, L.P., a Delaware limited partnership ("VCM")

Valiant Capital Management, LLC, a Delaware limited liability company ("VCM LLC")

Christopher R. Hansen

VCM is the investment adviser and general partner of private investment funds (collectively, the "Funds"). VCM LLC is the general partner of VCM. Mr. Hansen is the control person of VCM and VCM LLC. The reporting persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each reporting person also disclaims beneficial ownership of Common Stock except to the extent of that person's pecuniary interest therein.
Address of principal business office or, if none, residence: 394 Pacific Avenue, Floor 4, San Francisco, CA 94111
Citizenship: See Item 4 of the cover sheet for each reporting person

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
VCM: 16,956,009

VCM LLC: 16,956,009

Christopher R. Hansen: 16,956,009
Percent of class:
VCM: 5.3%

VCM LLC: 5.3%

Christopher R. Hansen: 5.3%
Sole power to vote or to direct the vote:
VCM: 0

VCM LLC: 0

Christopher R. Hansen: 0
Shared power to vote or to direct the vote:
VCM: 16,956,009

VCM LLC: 16,956,009

Christopher R. Hansen: 16,956,009
Sole power to dispose or to direct the disposition:
VCM: 0

VCM LLC: 0

Christopher R. Hansen: 0
Shared power to dispose or to direct the disposition:
VCM: 16,956,009

VCM LLC: 16,956,009

Christopher R. Hansen: 16,956,009

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Funds hold the Common Stock for the benefit of their investors and have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. No individual Fund's holdings of Common Stock are more than five percent of the outstanding Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99 - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

## Signatures
- Valiant Capital Management, L.P.: /s/ Michaela Beckman, Chief Compliance Officer (08/14/2026)
- Valiant Capital Management, LLC: /s/ Michaela Beckman, Chief Compliance Officer (08/14/2026)
- Christopher R. Hansen: /s/ Christopher R. Hansen, Reporting person (08/14/2026)